Exhibit 99.1

SGOCO Group, Ltd. Appoints New Director

Hong Kong, September 23, 2020 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company") is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

The Company today announced that the Board of Directors of the Company has appointed Mr. Mark Leonard Tan (“Mr. Tan”) as the director of the Company, effective on September 23, 2020 to replace Mr. Hok Fung Wai who notified his resignation from the Board, effective on September 23, 2020. Mr. Wai indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Mr. Mark Leonard Tan, age 30, as an incubation partner, Mr. Tan developed award winning applications for Globe Telecom in 2010, most notably G-cash for Android which pioneers cashless payments across the world. G-cash has more than 20 million users and once assisted Globe Telecom to generate more than USD$2 billion annual revenue. From 2012 to 2015, he worked as a Business Analyst for Rizal Commercial Banking Corporation, one of the largest universal banks in the Philippines. In 2015, Mr. Tan represented Uber as their Brand Ambassador during the most critical part of their expansion into South East Asia. After his stint in Uber, he was invited to join as Corporate Strategy Advisor in Macma Limited, a worldwide original design and equipment manufacturer, to lead its augmented and virtual reality division. He successfully launched a new platform for Macma’s promotional business in the world’s largest promotional gifts convention in Germany. In 2017, Mr. Tan served as Global Product Manager in Gobee.Bike, which was one of fastest growing bike-sharing service companies in the world. Mr. Tan holds a Bachelor Degree in Information and Communications Technology Management awarded by De La Salle University Manila.

Mr. Raleigh Siu Lau, Chief Executive Officer of SGOCO, commented, "we would like to welcome Mr. Tan to the SGOCO Board. We are confident that his strong professional background and industry expertise will prove valuable as the Company continues to expand its position in development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services. I also want to thank Mr. Wai for his contribution during his tenure as director of the Company and wish his success in his future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153 3957

Email: ir@giantconnection.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.